UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THE CONTENTS OF THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K OF VIRYANET LTD. (THE “REGISTRANT”), INCLUDING EXHIBIT 99.1 HERETO (BUT EXCLUDING ANY QUOTES OF MEMBERS OF THE REGISTRANT’S MANAGEMENT APPEARING THEREIN), ARE HEREBY INCORPORATED BY REFERENCE IN THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (SEC FILE NO. 333-146265) AND FORMS F-3 (SEC FILE NOS. 333-114504 AND 333-130632).

CONTENTS

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release, dated June 10, 2014, entitled “VERISAE TO ACQUIRE VIRYANET”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name: Title:	Memy Ish-Shalom President and Chief Executive Officer

Date: June 10, 2014

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on June 10, 2014, entitled “VERISAE TO ACQUIRE VIRYANET”.

Exhibit 99.1

Verisae to Acquire ViryaNet

All Cash Transaction of $18,825,000 Expected to Close in Third Quarter 2014

WESTBOROUGH, MA, June 10, 2014—ViryaNet Limited (VRYAF), a leading provider of software solutions that optimize and allow for the continuous improvement of service processes for mobile workforces, today announced that it has signed a share purchase agreement, agreeing to be acquired by Verisae, Inc. (“Verisae”).

The agreement calls for Verisae to acquire ViryaNet for a cash consideration of $18,825,000, subject to a net cash adjustment to be made as of the closing of the transaction. ViryaNet currently anticipates that the consideration per share payable at closing shall be in the range of $3.15-$3.40 per share. Closing is expected within approximately 60 days, subject to regulatory approvals in Israel and approval by ViryaNet’s shareholders.

As a result of the acquisition, ViryaNet will become a strategic business unit of Verisae, Inc, the leading global provider of the Connected Facility – the integrated software platform that combines maintenance, machine to machine monitoring, energy, and sustainability software solutions into one.

“The acquisition of ViryaNet is an exciting opportunity to continue our mobile workforce management journey and to deliver innovative solutions that empower service organizations to achieve their business goals,” stated Memy Ish-Shalom, President and Chief Executive Officer of ViryaNet. “Together with Verisae, we are better positioned to accelerate the delivery of our joint vision, which will benefit our employees, customers and future growth.”

“We are pleased to have ViryaNet as part of Verisae’s family of cloud software products,” stated Jerry Dolinsky, CEO of Verisae. “By adding ViryaNet’s comprehensive mobile workforce capability to our end-to-end facility platform, our customers will have the ability to improve the productivity of their mobile workforce. The combination of our companies will allow us to better understand and support the needs of the market throughout the entire spectrum of the service supply chain.”

ViryaNet management expects to issue a proxy statement with further details about the transaction in the coming days. The transaction is subject to approval by ViryaNet shareholders and certain other approvals.

AGC Partners acted as financial advisor to ViryaNet in this transaction.

About Verisae

Verisae is a leading provider of SaaS solutions that manage asset and equipment maintenance, energy usage and environmental efficiency and compliance for companies in the grocery, specialty retail, and food service industries. Verisae offers cloud-based solutions that are simple, integrated, mobile, and operate on an open API technology platform – The Connected Facility. Verisae currently has a network of more than 150,000 registered users managing in excess of three million assets at more than 50,000 sites in North America, Europe, and Asia. For more information, please visit www.verisae.com.

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce Management™, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets’ most respected retailer, and North America’s largest auto insurer as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Westborough, MA, ViryaNet has additional offices in the United States and Israel. For more information visit our website or follow us on twitter.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for ViryaNet’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of ViryaNet’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s annual report on Form 20-F, filed on May 14, 2012, and the other reports filed by ViryaNet from time to time, with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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Press Contact:

Dolores Fallon

ViryaNet, Ltd

508-490-8600, ext 5917

dolores.fallon@viryanet.com

Investor Contact:

Peter Seltzberg

Hayden IR

646-415-8972

peter@haydenir.com